Exhibit 99.3

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGY

(“Randgold” or “the Company”)

RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY

In compliance with rule 3.59 of the JSE Limited Listings Requirements, the following information is disclosed:

Consolidated Mining Management Services Limited have resigned as Company Secretaries of Randgold with effect from 1 November 2005 and Mr. Roger Patrick Pearcey has been appointed as the Company Secretary on the same date.

Johannesburg

1 November 2005

Sponsor

Sasfin Corporate Finance

A division of Sasfin Bank Limited